Mail Stop 3561

January 7, 2008

Mr. Shawn Pecore
c/o Wyoming Corporate Services, Inc.
2710 Thomes Avenue
Cheyenne, Wyoming 82001

> **Re: Hillholm Acquisition, Inc. (File No. 000-52965)**
> **Petman Acquisition, Inc. (File No. 000-52966)**
> **Ashwood Acquisition, Inc. (File No. 000-52967)**
> **Pendrith Acquisition, Inc. (File No. 000-52968)**
> **Kempsell Acquisition, Inc. (File No. 000-52969)**
> **Registration Statements on Form 10-SB**
> **Filed December 11, 2007**

Dear Mr. Pecore:

Please disregard the letter sent to you by us dated January 4, 2008. We have limited our review of your filings to those issues we have addressed in our comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1.   We note that Mr. Pecore is the control person of Fiorano, Inc., which was a reporting company with the Commission until it filed a Form 15 in August 2007. It appears that Fiorano has failed to file several Exchange Act reports as required by the federal securities laws. Please amend the Form 10-SB registration statements cited above to disclose this matter in all material respects. In addition, please add a risk factor addressing this matter or explain to us why no risk factor is required.

Closing Comments

As appropriate, please amend your filings and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing your amendments and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filings;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Cathey Baker at (202) 551-3326 if you have any questions.

Sincerely,

John Reynolds
Assistant Director